

July 10, 2014

Via E-mail
Shawn J. Lindquist
Chief Legal Officer
Vivint Solar, Inc.
4931 North 300 West
Provo, UT 84604

> **Re: Vivint Solar, Inc.**
> **Amendment No. 1 to Draft Registration Statement on Form S-1**
> **Submitted June 27, 2014**
> **Amendment No. 2 to Draft Registration Statement on Form S-1**
> **Submitted July 3, 2014**
> **CIK No. 0001607716**

Dear Mr. Lindquist:

We have reviewed the amendments to your draft registration statement and have the following comments.

Amendment No. 1 to Draft Registration Statement on Form S-1

Risk Factors, page 18

Risks Related to Our Business, page 18

If the Internal Revenue Service makes a determination . . . , page 24

1. Please revise this risk factor to include the information you provided in response to comment 74 of our letter dated June 10, 2014. Specifically, please address your discussions with the U.S. Treasury Department in early 2013 that led to a lower valuation than the one initially used for one of your investment funds, and quantify the difference.

Management's Discussion and Analysis . . . , page 67

Overview, page 67

2. We note your response to comment 23 of our letter dated June 10, 2014. Specifically, we note your statement in the second paragraph on page 68 that the fair market value of certain investment commitments was determined by independent representative appraisals at the time of such investments. Please tell us why you have not named the independent representative in the prospectus or filed the representative's consent as an

exhibit to the registration statement, in accordance with Securities Act Section 7(a) and Rule 436 of Regulation C. For further guidance, refer also to Question 141.02 of the Securities Act Sections Compliance and Disclosure Interpretations.

<u>Investment Funds, page 69</u>

3.   We note your response to comment 24 of our letter dated June 10, 2014. Please address the following:

- Please provide us with your analysis as to why you do not believe your business is substantially dependent on the investment fund agreements and, as a result, they would not be required to be filed as exhibits pursuant to Item 601(b)(10)(ii)(B) of Regulation S-K. In your analysis, please be sure to address the fact that these investment funds are your primary source of financing and fundamental to the structure of your business.

- In the first paragraph on page 70, you state that the contractual minimum rate of return varies by investment fund. Please disclose a range of these varying rates of return.

- In your response to comment 26 of our letter dated June 10, 2014, you state that inverted lease arrangements are designed to achieve the same objective as the partnership arrangements. In the second paragraph on page 70, please revise your disclosure to explain whether the portion of the customer payments made to the tenant partnership, which are paid to you as fees, would be similar in size and frequency to the cash contributions you expect to receive from an investment fund structured as a partnership, as well as whether the preferred return distributions to fund investors are comparable to the contractual minimum rate of return the fund investors are expected to receive in a partnership structure. Please include in the prospectus the graphical presentation you provided in response to comment 26, and a brief narrative disclosure of the material terms of the relationship among the owner and tenant partnerships, as well as the three Vivint entities identified in the graphical presentation. Please also disclose the material terms of the master lease and the preferred return distributions to the fund investors.

4.   We note your response to comment 26 of our letter dated June 10, 2014. Please help us better understand the key differences between the partnership and inverted lease structures and correspondingly why there would not be any impact on the accounting depending on which structure was used. Please also better highlight the key differences between the two structures in your disclosures. Please specifically address the following:

- You note that fund investors have different return requirements, which appears to impact the type of fund structure that they choose. Please highlight the key differences in the returns that the investors receive in both of these structures. For example, it appears based on your disclosures on page 70 that investors in both structures receive value from customer payments, investment tax credits, and benefits associated with accelerated tax depreciation. Please correspondingly address why there would not be any significant impact of these differences on your application of the HLBV method;

- It appears that one of the differences between the structures is whether you contribute cash in the case of a partnership structure or solar energy systems in the case of the inverted lease structures. Please help us understand why there would be no impact of this difference on your application of the HLBV method; and

- Please highlight the key differences between the values that you receive under both of these structures, as well as any key differences in your other rights and obligations. For example, it is not clear if there is a difference in timing as far as when you start receiving the value of the funds based on the structure. In this regard, we note that under the partnership structure, you receive substantially all of the value attributable to the long-term customer payments and other incentives only after the fund investor receives a contractual minimum rate of return on its investment. Please correspondingly address why there would be no significant impact of these differences on your accounting for these two structures.

Key Operating Metrics, page 71

5.   Please expand your disclosure to include the discussion provided in your response to comment 11 in your letter dated June 27, 2014, regarding the basis for your assumptions underlying your estimated retained value metrics. In addition, please address the following:

- Identify the "similar types of cash flow streams from high-quality assets" you considered in developing your discount rate. Explain how you have considered the likelihood of customer default in comparison with these other types of arrangements.

- Explain your basis for assuming the 90% renewal rate, given the limited duration of your experience.
- Explain how you estimate the expected cash distributions you will make to fund investors.

- Describe the uncertainties in projecting cash flows twenty and more years into the future, given the many factors that could influence the solar energy market and the broader energy market, including competition from other solar energy providers, fluctuations in prices for other types of energy, unforeseen technology advances, etc. Explain how these uncertainties affect the usefulness of these metrics.

Results of Operations, page 81

6.   We note your response to comment 34 of our letter dated June 10, 2014. Please further clarify in your disclosures the reasons why the use of the HLBV method to determine the allocable share of the results of the joint ventures attributable to fund investors has resulted in the allocation of a significant net loss to non-controlling interests and correspondingly net income to stockholders in recent periods. For example, for the three months ended March 31, 2014 compared to the three months ended March 31, 2013, you note that the increase in net loss attributable to non-controlling interests and redeemable non-controlling interests was mainly due to the $50.5 million loss allocation from funds into which you were selling assets. Please better explain what caused this loss allocation including why there would be such significant differences between the net assets of the investment fund and the partners' respective tax capital accounts in the investment fund especially at the inception of the funds. Please also disclose whether you expect the differences between the net assets of the investment funds and partners' respective tax accounts to decrease over time and the corresponding expected impact of this decrease on the amounts allocated to non-controlling interests and net income or loss attributable to stockholders.

Liquidity and Capital Resources, page 89

Sources of Funds, page 89

Debt Instruments, page 90

7.   We note your response to comment 39 of our letter dated June 10, 2014. However, your revised disclosure does not appear to address the material restrictions to your ability to incur additional indebtedness, as imposed by your credit facility. Please revise the discussion about your credit facility on page 90 to include this disclosure.

Critical Accounting Policies and Estimates, page 97

General

8.   We note your response to comment 41 of our letter dated June 10, 2014. The U.S. Treasury grants and investment tax credits related to your solar energy systems are based on a certain percentage of the system's eligible tax basis, which appears to generally be the fair market value of systems. Please tell us what consideration you gave as to whether arriving at the fair market value of systems for purposes of claiming grants and tax credits incorporates significant accounting estimates or judgments. In this regard, we note your response to comment 74 discusses that you accepted lower valuations that were initially used when you filed your U.S. Treasury grant applications and your response to comment 79 discusses the impact of differences between your determination of fair market values of systems and the fair market values of systems as determined by the IRS.

Stock-Based Compensation, page 101

9.   We note your response to comment 42 of our letter dated June 10, 2014. Please address the following:

- Please provide us with your revenues for each quarter in 2013, cumulative installations at the end of each quarter in 2013, and estimated nominal contracted payments remaining amounts at the end of each quarter in 2013.

- You determined solely for financial reporting purposes that the fair value of your common stock was higher than the fair values previously determined by the Board for the option grants in 2013 and the first quarter of 2014. Please further clarify why you indicate that the revaluations were determined solely for financial reporting purposes only.

- Please tell us whether there are any additional planned equity issuances at this time.

We will not be able to complete our evaluation of your response until the IPO range has been disclosed.

Business, page 107

Our Strengths, page 113

10.   We note your response to comment 53 of our letter dated June 10, 2014. You now state that your emphasis on variable compensation for your sales personnel and installers differentiates you from other distributed solar energy companies. Please disclose the basis for your belief that your variable compensation structure differentiates you from other distributed solar energy companies.

Our Strategy, page 115

11.   We note your response to comment 54 of our letter dated June 10, 2014. Please expand your disclosure to provide some context to your statement about Solmetric's "unique and proprietary shade measurement technology."

Operations and Suppliers, page 117

12.   We note your response to comment 57 of our letter dated June 10, 2014. However, given that you purchase substantially all of your solar photovoltaic modules from two suppliers and all of your inverters from one supplier, and that you disclose that it may be difficult to quickly identify alternate suppliers or to qualify alternative products on commercially reasonable terms, please explain to us why the master contract arrangements with your

major suppliers would not constitute material arrangements upon which you are
substantially dependent. Refer to Item 601(b)(10)(ii)(B) of Regulation S-K.

Management, page 124

Non-Employee Director Compensation, page 132

13. We note your response to comment 64 of our letter dated June 10, 2014. If true, please
disclose that Mr. D'Alessandro does not receive compensation directly from the company
for his services on the board of directors.

Executive Compensation, page 134

14. We note your response to comment 65 of our letter dated June 10, 2014. Please disclose
in footnote (11) that the option awards were determined and approved by the company's
board of directors, in its discretion.

Financial Statements

General

15. We note your response to comment 69 of our letter dated June 10, 2014. The pro forma
statements of operations information appears to only present pro forma net income per
share. We remind you that Rule 11-02(b)(3) requires you to provide pro forma financial
statement information for major income statement captions. Please provide additional
pro forma financial information accordingly.

Note 2. Summary of Significant Accounting Policies

Basis of Presentation and Principles of Consolidation, page F-8

16. We note your response to comment 71 of our letter dated June 10, 2014. It does not
appear that additional disclosures have been provided to clearly disclose, if true, that the
financial statements provided reflect all of the costs of doing business related to these
operations, including expenses incurred by other entities on your behalf. Refer to SAB
Topic 1:B.1. Please advise or revise your disclosures as necessary.

Segment Information, page F-9

17. Please tell us if the acquisition of Solmetric Corporation had any impact on your
determination of operating segments pursuant to ASC 280. Please also provide the
disclosures required by ASC 280-10-50-40 regarding your products. It appears that you
are selling multiple products as a result of your acquisition of Solmetric Corporation.

US Treasury Grants, page F-11

18.   We note your response to comment 73 of our letter dated June 10, 2014. In regards to investment tax credits, you have historically received de minimis amounts due to the allocation of 1.00% or less of these benefits. Please help us better understand why you receive such minimal allocations of these amounts. Please clarify who is entitled to these investment tax credits. If you are entitled to them, please clarify whether you reassign them to the investors and receive anything in return from investors in exchange for the reassignment.

19.   We note your response to comment 74 of our letter dated June 10, 2014. You agreed to accept lower valuations than were initially used when you filed U.S. Treasury grant applications. Please disclose the impact on your financial statements of agreeing to accept lower valuations. For example, we note based on your disclosures on page F-33 that you are contractually obligated to make certain VIE investors whole for losses that the investors may suffer in certain limited circumstances. We also note the impact of lower valuations of solar energy systems on your guarantees, which you discuss in your response to comment 79. Please also confirm that your acceptance of these lower valuations was prior to receiving a notice of approval from the U.S. Treasury Department and correspondingly prior to you recording the grant.

Guarantees, page F-33

20.   We note your response to comment 78 of our letter dated June 10, 2014.   In regards to guarantees related to the performance of certain obligations of your subsidiaries to the investment funds, it is not clear how you determined that these solely represent guarantees related to performance as it appears that you could also be required to make payments to fund investors in certain cases. Please further advise or provide the disclosures required by ASC 460-10-50, including the maximum potential amount of future payments. Please also disclose the nature of the additional guarantee you discuss in your response regarding the obligation to contribute additional cash sufficient to make a stated cash distribution to fund investors. In a similar manner to your response, you should consider indicating that you determined the maximum potential exposure to not be significant.

21.   We note your response to comment 80 of our letter dated June 10, 2014. Please confirm that you do not guarantee a specified minimum internal rate of return to be received by fund investors. If so, please expand your disclosures to discuss these guarantees pursuant to ASC 460.

Amendment No. 2 to Draft Registration Statement on Form S-1

Exhibits, page II-4

22.   We note your disclosure that you have requested confidential treatment for certain portions of several exhibits to your registration statement. Please be advised that we will declare the registration statement effective only after resolving any comments with respect to your confidential treatment application. Any comments on the confidential treatment application will be sent under separate cover.

You may contact Nudrat Salik, Staff Accountant at (202) 551-3692 or Terence O'Brien, Accounting Branch Chief, at (202) 551-3355 if you have questions regarding comments on the financial statements and related matters. Please contact Jessica Dickerson, Staff Attorney, at (202) 551-3749 or Era Anagnosti, Staff Attorney, at (202) 551-3369 with any other questions.

Sincerely,

/s/ Era Anagnosti,

for Pamela Long
Assistant Director

cc: Michael Nordtvedt
        Wilson Sonsini Goodrich & Rosata, P.C. (*via e-mail*)